

May 2, 2017

Mail Stop 4720

<u>Via E-mail</u>
Daniel D. Levin
Chief Financial Officer
Oaktree Capital Group, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

      Re: **Oaktree Capital Group, LLC**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed March 1, 2017
              File No. 001-35500

Dear Mr. Levin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2016</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Adjusted Net Income, page 81</u>

1.   We note your definition and presentation of Adjusted Net Income, a non-GAAP financial measure, includes adjustments among others for EVUs (i.e. liability awards under GAAP, equity awards for non-GAAP), third-party placement costs (i.e. expensed as incurred under GAAP, capitalized and amortized for non-GAAP), and tailored recognition of gains / losses from foreign currency transactions and hedging activities. Please tell us why you believe these non-GAAP adjustments comply with Question 100.04 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016 (the "updated Non-GAAP C&DI").

Segment Financial Data

Segment Statements of Operations Data, page 90

2.   We note your presentation of adjusted net income, fee-related earnings and distributable earnings each per Class A unit for each of the years ended December 31, 2016, 2015 and 2014. Please tell us whether you consider these to be liquidity measures and why you believe presenting them on a per share basis complies with Question 102.05 of the updated Non-GAAP C&DI.

3.   We note that you present full non-GAAP income statements on pages 90 and 186, and a full non-GAAP statement of financial condition on page 108. Please tell us why you believe this presentation complies with the prominence considerations under Question 102.10 of the updated Non-GAAP C&DI. In addition, tell us why you believe your presentation on page 186 complies with ASC 280-10-50.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Klein at (202) 551-3847 or me at (202) 551-3872 if you have any questions.

                                        Sincerely,

                                        /s/ Hugh West

                                        Hugh West
                                        Accounting Branch Chief
                                        Office of Financial Services